UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 1-168

                                  AMETEK, Inc.
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             (Exact name of registrant as specified in its charter)

            Station Square, Paoli, Pennsylvania 19301 (610) 647-2121
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       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.01 per share
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            (Title of each class of securities covered by this Form)

                          9 3/4% Senior Notes due 2004(1)
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       (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
_________
1 The Senior Notes will remain listed on the New York Stock Exchange following consummation of the merger described below; however, the obligations under the Senior Notes will be assumed by Ametek Aerospace Products, Inc.

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


       [x]  Rule 12g-4(a)(1)(i)          [x]  Rule 12h-3(b)(1)(i)
       [ ]  Rule 12g-4(a)(1)(ii)         [ ]  Rule 12h-3(b)(1)(ii)
       [ ]  Rule 12g-4(a)(2)(i)          [ ]  Rule 12h-3(b)(2)(i)
       [ ]  Rule 12g-4(a)(2)(ii)         [ ]  Rule 12h-3(b)(2)(ii)
                                         [ ]  Rule 15d-6


         Approximate number of holders of record as of the certification or notice date: 4,450(2)

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2 As of June 25, 1997. At the Effective Time of the merger of Culligan Water
Company, Inc. with and into the Registrant, as described in the Registration Statement on Form S-4 (File No. 333-26953) of Culligan Water Technologies, Inc., declared effective by the Commission on June 30, 1997, there will be one holder of record of the Registrant's Common Stock, par value $.01 per share.


         Pursuant to the requirements of the Securities Exchange Act of 1934, AMETEK, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 23, 1997                    By:     /s/ John J. Molinelli
     ----------------------                  ------------------------
                                             John J. Molinelli
                                             Senior Vice President and
                                             Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.